Mail Stop 4561

September 2, 2008

Christina J. Gehrke
Senior Vice President, Chief Accounting and Administrative Officer
Federal Home Loan Bank of Seattle
1501 Fourth Avenue, Suite 1800
Seattle, WA 98101

      RE: **Federal Home Loan Bank of Seattle**
                Form 10-K for Fiscal Year Ended December 31, 2007
                Filed March 28, 2008
                Form 10-Q for the Quarterly Period ended June 30, 2008
                Filed August 13, 2008
                File No. 000-51406

Dear Ms. Gehrke,

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings beginning in your next Form 10-Q. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revisions in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Note 2. Held-To-Maturity Securities

Mortgage-Backed Securities, page 11

We note unrealized losses on your private-label mortgage-backed securities have increased substantially from December 31, 2007 to June 30, 2008. It appears that due to the significant credit enhancements on these securities, which include insurance wraps, you have concluded that you will receive all amounts due in accordance with the contractual terms of the securities and have concluded that the entire decline in market value is temporary and have not recorded any loss. Please revise your future filings beginning in your next Form 10-Q to address the following:

1.   Please revise to provide a table, similar to the table included on page 11, which discloses the unrealized loss for private-label residential mortgage-backed securities by credit rating and vintage. Also separately disclose the average amount of credit enhancement and the amount of monoline insurance by percentage or dollar amount for each vintage.

2.   Please revise to disclose your total monoline exposure by counterparty including their current S&P rating and their S&P rating outlook.

3.   Please revise to disclose how you consider the collectibility of amounts that would be recovered from monoline insurers in your other-than-temporary impairment analysis.

4.   Please revise to discuss the risks to your capital if you are required to record significant impairment charges on your securities.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings beginning in your next Form 10-Q, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief